

May 6, 2014

<u>Via E-mail</u>
Carlos L. Macau, Jr.
Chief Financial Officer
HEICO Corporation
3000 Taft Street
Hollywood, Florida 33021

   Re: HEICO Corporation
      Form 10-K for the Fiscal Year Ended October 31, 2013
      Filed December 19, 2013
      File No. 001-04604

Dear Mr. Macau:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by confirming that you will revise your document in future filings and by providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K</u>

<u>Financial Statements, page 48</u>

<u>Notes to Consolidated Financial Statements, page 56</u>

<u>2. Acquisitions, page 66</u>

1. We note that the purchase price of Reinhold Industries acquisition during fiscal 2013 of $133 million represents approximately 11% of your October 31, 2012 total assets. In this regard, it does not appear that you filed a report on Form 8-K to provide the disclosure requirements in Item 2.01 of Form 8-K regarding the completion of the acquisition of significant assets. Please advise, and if under the circumstances you were required to file

a report on Form 8-K, but failed to do so, the report would not be considered to have been filed on a timely basis. Additionally, we would advise you to discuss and pre-clear with the Office of Chief Counsel in the Division of Corporation Finance any questions on your eligibility to use Securities Act Forms that are predicated on the current and timely filing of the company's current and periodic reports. Refer to Instruction 4 of Item 2.01 in Form 8-K.

6. Income Taxes, page 80

2. Please revise your tax footnote to disclose the components of income before income tax expense (benefit) as either domestic or foreign. Refer to the Rule 4-08(h) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief